VIA EDGAR AND EMAIL

Mr. Robert Arzonetti		June 6, 2023
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Corebridge Financial, Inc.
Requested Date: June 7, 2023.
Requested Time: 4:00 p.m., Eastern Time.
Registration Statement on Form S-1 (File No. 333-272418)
Dear Mr. Arzonetti:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc. and Piper Sandler & Co., as representatives of the several underwriters, hereby join Corebridge Financial, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1, as amended (File No. 333-272418) (the “Registration Statement”), to become effective on June 7, 2023, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as Corebridge Financial, Inc. or its outside counsel, Debevoise & Plimpton LLP, may request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, the undersigned advise that, as of the date hereof, they have distributed approximately 500 copies of the preliminary prospectus dated June 5, 2023 to prospective underwriters and dealers, institutional investors, retail investors and others.
The undersigned advise that they have complied and will continue to comply, and they have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By	/s/ Apoorva Ramesh
Name: Apoorva Ramesh
Title: Vice President

MORGAN STANLEY & CO. LLC

By	/s/ Jyri Wilska
Name: Jyri Wilska
Title: Managing Director

BOFA SECURITIES, INC.

By	/s/ Ray Craig
Name: Ray Craig
Title: Managing Director

PIPER SANDLER & CO.

By	/s/ Demetrios Hadgis
Name: Demetrios Hadgis
Title: Managing Director

cc:
Erin Purnell, Securities and Exchange Commission
Michael Volley, Securities and Exchange Commission
Amit Pande, Securities and Exchange Commission
Christine Nixon, Corebridge Financial, Inc.
Paul M. Rodel, Debevoise & Plimpton LLP
Eric T. Juergens, Debevoise & Plimpton LLP
Craig B. Brod, Cleary Gottlieb Steen & Hamilton LLP
Jeffrey D. Karpf, Clearly Gottlieb Steen & Hamilton LLP
Lucy Fato, American International Group Inc.